

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2010

Henry L. Meyer III
Chief Executive Officer
KeyCorp
127 Public Square
Cleveland, OH 44114

> **Re:** **KeyCorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed August 9, 2010**
> **File No. 001-11302**

Dear Mr. Meyer:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark Webb
Legal Branch Chief